Mail Stop 6010


	December 20, 2005


Jo S. Major, Jr.
President, Chief Executive Officer and
Chairman of the Board of Directors
Avanex Corporation
40919 Encyclopedia Circle
Fremont, California 94538

Re:	Avanex Corporation
	Schedule 14A - Preliminary Proxy Statement
	Filed December 7, 2005
	File No. 000-29175

Dear Mr. Major:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Terms of the Amended and Restated Transaction, page 5

1. We note your disclosure in the first paragraph on page 6.
Please
disclose the reasons alleged by the Holders of the Notes in claiming that an event of default existed under the Notes.

2. Please disclose how the $3.5 million in aggregate release amounts was determined and disclose how the Avanex board of directors determined that such amounts and the payment thereof were in the best interests of the company`s shareholders. Indicate whether Avanex sought any modification to the Floor Price or any other concessions from the Holders in exchange for the payment of the release amounts.

Anti-dilution Provisions of the Amended and Restated Notes and the Amended and Restated Warrants, page 7

3. Please include a chart or other graphical depiction demonstrating to the holders of your common stock the differences between the effects of the anti-dilution provisions of the Amended and Restated
Notes and the Amended and Restated Warrants as currently in effect and as modified by the elimination of the floor price limitations from the anti-dilution provisions of those securities. For example, you may want to indicate the dilution to your common stock holders that would result under the existing anti-dilution provisions as compared to those anti-dilution provisions as amended as contemplated in your proposal from the sale of your common stock at various price points.

Further Information, page 7

4. We note your references to your various periodic reports. Rather than referring your shareholders to other filings, please revise your proxy statement so that it contains all of the information that would be material to your investors in voting on each of your proposals.


* * *

      As appropriate, please revise your proxy statement in
response
to these comments and to update your disclosure.  Please clearly
and
precisely mark the changes to the preliminary proxy statement effected by the revision, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. Please furnish a cover letter with your revised proxy statement that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your revised proxy statement and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to Tim Buchmiller at (202) 551-
3635
or to me at (202) 551-3800.

	Sincerely,



	Peggy A. Fisher
	Assistant Director

cc:  	Richard Cameron Blake, Esq.

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Jo S. Major, Jr.
Avanex Corporation
December 20, 2005
Page 1